Filed Pursuant to Rule 433
Registration No. 333-164903
February 19, 2010
7.750% Senior Notes due 2018
Term Sheet
February 19, 2010

Issuer:	TreeHouse Foods, Inc.

Principal Amount:	$400,000,000

Title of Securities:	7.750% Senior Notes due 2018

Ratings:	Moody’s Investors Service, Inc.: Ba2

Standard & Poor’s Ratings Services: BB-

Maturity:	March 1, 2018

Offering Price:	100.000%

Coupon:	7.750%

Yield to Maturity:	7.750%

Interest Payment Dates:	Each March 1 and September 1, commencing September 1, 2010

Record Dates:	February 15 and August 15

Optional Redemption:	Make-whole call at T+50 until March 1, 2014.

On or after March 1, 2014, at the prices set forth below for the years beginning on the dates set forth below, plus accrued and unpaid interest:

Year	Price
2014	103.875%
2015	101.938%
2016 and thereafter	100.000%

Equity Clawback:	Up to 35% at 107.750% prior to March 1, 2013

Joint Book-Running Managers:	Banc of America Securities LLC Wells Fargo Securities, LLC

Co-Lead Managers:	BMO Capital Markets Corp Rabo Securities USA, Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc.

Trade Date:	February 19, 2010

Settlement Date:	March 2, 2010 (T+ 7)

Distribution:	Registered Offering

Net Proceeds:	We estimate that the net proceeds of this offering will be approximately $389.8 million, after deducting commissions payable to the underwriters and estimated offering expenses payable by us.

CUSIP Number:	89469A AA2

ISIN Number:	US89469AAA25
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by calling either of the Joint Book-running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322 (toll free)
Wells Fargo Securities, LLC	800-326-5897 (toll free)
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.